FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	July	……………………………………………… ,	2023

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	July 27, 2023	By....../s/.......... Sachiho Tanino.............
(Signature)*

Sachiho Tanino General Manager Consolidated Accounting Div. Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	RESULTS FOR THE SECOND QUARTER AND THE FIRST HALF ENDED JUNE 30, 2023

CONSOLIDATED RESULTS FOR THE SECOND QUARTER AND

THE FIRST HALF ENDED JUNE 30, 2023

July 27, 2023

CONSOLIDATED RESULTS FOR THE SECOND QUARTER

		(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual
	Three months ended June 30, 2023	Three months ended June 30, 2022	Change(%)		Three months ended June 30, 2023
Net sales	¥1,020,882	¥998,799	+	2.2	$7,040,566
Operating profit	92,274	98,475	-	6.3	636,372
Income before income taxes	101,128	85,196	+	18.7	697,434
Net income attributable to Canon Inc.	¥65,403	¥59,025	+	10.8	$451,055

Net income attributable to Canon Inc. shareholders per share:
- Basic	¥64.78	¥56.85	+	13.9	$0.45
- Diluted	64.75	56.83	+	13.9	0.45

CONSOLIDATED RESULTS FOR THE FIRST HALF
		(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual					Projection
	Six months ended June 30, 2023	Six months ended June 30, 2022	Change(%)		Six months ended June 30, 2023	Year ending December 31, 2023	Change(%)
Net sales	¥1,992,007	¥1,878,149	+	6.1	$13,737,979	¥4,363,000	+	8.2
Operating profit	176,749	174,615	+	1.2	1,218,959	400,000	+	13.2
Income before income taxes	188,662	152,893	+	23.4	1,301,117	425,000	+	20.6
Net income attributable to Canon Inc.	¥121,813	¥105,000	+	16.0	$840,090	¥292,000	+	19.7

Net income attributable to Canon Inc. shareholders per share:
- Basic	¥120.36	¥100.82	+	19.4	$0.83	¥290.25	+	22.6
- Diluted	120.31	100.79	+	19.4	0.83	290.13	+	22.6

	Actual
	As of June 30, 2023	As of December 31, 2022	Change(%)		As of June 30, 2023
Total assets	¥5,571,311	¥5,095,530	+	9.3	$38,422,834

Canon Inc. shareholders’ equity	¥3,301,352	¥3,113,105	+	6.0	$22,767,945

Notes:	1. Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

2. U.S. dollar amounts are translated from yen at the rate of JPY145=U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of June 30, 2023, solely for the convenience of the reader.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

I. Operating Results and Financial Conditions

2023 Second Quarter in Review

Looking back at the second quarter of 2023, although economic recovery showed signs of weakness in some regions, there was a moderate recovery overall. By region, in the United States, thanks to the strong employment situation, consumer spending remained steady. In Europe, however, the economy remained stagnant due to the downward pressure caused by rising interest rates. In China, despite domestic demand recovering thanks to the lifting of the government’s Zero-COVID strategy, the demand in real estate markets decreased. In other emerging countries, the economy remained solid, mostly centering around consumer spending and the service industry. In Japan, the economy recovered moderately driven by its solid export, the recovery of consumer spending and capital investments.

In the markets in which Canon operates, while concerns about an economic slowdown due to inflation and rising interest rate affected some markets, businesses remained firm thanks to the recovery of supplies following the resolution of component shortages and logistical disruptions. On a product basis, demand for office multifunction devices (MFDs) remained firm thanks to strong demand for high-productivity printing. For inkjet printers, the demand from customers working from home slowed. For laser printers, while demand slowed due to the curbing of corporate investments, new demand was generated through diversifying work styles. For cameras, demand remained solid, mainly for mirrorless cameras. For medical equipment, while there was a drop-off following a period of increased demand last year in response to the COVID-19 pandemic, demand remained firm mainly in Europe. For semiconductor lithography equipment, although demand for memory devices declined, investments stayed robust mainly for power devices, analog devices, and sensors. For FPD (Flat Panel Display) lithography equipment, demand declined due to reduced investments by panel manufacturers.

The average value of the yen during the second quarter and the first half of the year was ¥137.57 and ¥135.09 against the U.S. dollar, respectively, a year-on-year depreciation of approximately ¥8 and a year-on-year depreciation of approximately ¥12, and ¥149.62 and ¥145.88 against the euro, respectively, a year-on-year depreciation of approximately ¥12 and a year-on-year depreciation of approximately ¥11.

As for the second quarter, net sales for the second quarter increased by 2.2% year-on-year to ¥1,020.9 billion due to solid demand and new products that were well-received in the market, as well as the favorable effects of depreciation of the yen. Net sales for the first half of the year increased by 6.1% year-on-year to ¥1,992.0 billion. Gross profit as a percentage of net sales increased by 1.0 points year-on-year to 47.5% due to well-received adjustments to product prices, improvement of product costs, resulting from easing of component shortages and logistics disruptions, and depreciation of the yen. Gross profit for the second quarter increased by 4.5% year-on-year to ¥484.8 billion. Operating expenses increased by 7.4% year-on-year to ¥392.5 billion due to an increase in sales personnel and sales-related expenses accompanying a growth in sales. In addition, operating expenses denominated in foreign currencies increased due to the depreciation of the yen. As a result, operating profit decreased by 6.3% year-on-year to ¥92.3 billion. On the other hand, operating profit for the first half of the year increased by 1.2% year-on-year to ¥176.7 billion. Other income (deductions) increased by ¥22.1 billion year-on-year to ¥8.9 billion, due to gains on valuation of securities and a decrease of currency exchange losses from liabilities denominated in foreign currencies. As a result, income before income taxes increased by 18.7% year-on-year to ¥101.1 billion and net income attributable to Canon Inc. increased by 10.8% year-on-year to ¥65.4 billion. Income before income taxes for the first half of the year increased by 23.4% to ¥188.7 billion and first-half net income attributable to Canon Inc. increased by 16.0% to ¥121.8 billion.

Basic net income attributable to Canon Inc. shareholders per share was ¥64.78 for the second quarter, a year-on-year increase of ¥7.93, and ¥120.36 for the first half, a year-on-year increase of ¥19.54.

Results by Segment

Looking at Canon’s second-quarter performance by business unit, in the Printing Business Unit, MFDs for offices continued to sell well, significantly exceeding unit sales of the same period from the previous year, as the product supply shortage was abated, while demand for products including the imageRUNNER ADVANCE DX C5800 mid-speed color MFD series were solid. As for inkjet printers, the number of unit sales decreased compared with the same period of the previous year as the surge in demand from users working from home subsided. As for laser printers, the number of unit sales decreased compared with the same period of the previous year, when supplies of products recovered, partly due to the curbing of corporate investments. Regarding equipment for the production printing market, the number of unit sales increased compared with the same period of the previous year, with the new strengthened product lineup of imagePRESS V series models strengthened by the addition of the imagePRESS V1350. As a result, sales of the Printing Business Unit increased by 0.8% compared with the same period of previous year to ¥574.9 billion. Due to such effects as weak consumables sales, net income before tax for the second quarter decreased by 13.0% compared with the same period of the previous year to ¥61.6 billion. Sales for the combined first six months of the year totaled ¥1,133.1 billion, a year-on-year increase of 5.1%, while income before income taxes totaled ¥114.7 billion, a year-on-year decrease of 9.1%.

In the Imaging Business Unit, as for the interchangeable-lens digital cameras, unit sales increased due to steady sales of the EOS R6 Mark II full-frame mirrorless camera, EOS R7 and EOS R10 APS-C size mirrorless cameras released last year. The new entry-level EOS R50 and EOS R100 models, launched this year, were also well-received in the market. The market demand for some models even surpassed production capacity. Unit sales of lenses surpassed those of the same period of the previous year thanks to strong sales of RF-series interchangeable-lenses. Sales of network cameras increased thanks to strong demand and enhanced sales activity that leveraged the products’ expanding range of applications. As a result, sales for the second quarter of the Imaging Business Unit increased by 9.1% compared with the same period of the previous year to ¥219.2 billion, while net income before tax for the second quarter increased by 6.4% compared with the same period of the previous year to ¥35.0 billion as a result of improved profitability due to an enhanced product mix that included new products. Sales for the combined first six months of the year totaled ¥411.7 billion, a year-on-year increase of 15.0%, while income before income taxes totaled ¥72.5 billion, a year-on-year increase of 55.5%.

In the Medical Business Unit, while there was a drop-off following a period of increased demand last year in response to COVID-19, sales remained firm mainly in Europe. As a result, sales of the Medical Business Unit increased by 6.7% compared with the same period of the previous year to ¥126.1 billion. Net income before taxes for the second quarter decreased by 49.0% compared with the same period of the previous year to ¥4.4 billion due to an increase in personnel to strengthen sales. Sales for the combined first six months of the year totaled ¥257.2 billion, a year-on-year increase of 8.8%, while income before income taxes totaled ¥11.3 billion, a year-on-year decrease of 24.7%.

In the Industrial Business Unit, the number of semiconductor lithography equipment sold exceeded that of the same period of the previous year, supported by strengthened production capacity, and led by continued strong demand for power devices. For FPD lithography equipment, unit sales increased compared with previous year despite reduced investments by panel manufacturers as the panel market worsened. On the other hand, industrial equipment sales decreased compared with the previous year when it enjoyed strong corporate investment. As a result, net sales of the Industrial Business Unit decreased by 4.4% compared with the same period of the previous year to ¥74.9 billion, and net income before tax for the second quarter decreased by 25.2% compared with the same period of the previous year to ¥12.2 billion due to a drop-off following large investments in industrial equipment over the previous year. Sales for the combined first six months of the year totaled ¥136.9 billion, a year-on-year decrease of 6.7%, while income before income taxes totaled ¥19.8 billion, a year-on-year decrease of 31.0%.

Cash Flow

In the first half of the year, cash flow from operating activities increased by ¥25.5 billion year-on-year to ¥154.1 billion as a result of an increase in profit and working capital improvement, such as trade receivables. Cash flow used in investing activities increased by ¥11.0 billion to ¥94.4 billion from the same period of the previous fiscal year, when income temporarily increased due to the sales of an overseas branch office despite decreased purchases of securities. Accordingly, free cash flow increased by ¥14.5 billion compared with the previous year to ¥59.7 billion.

Cash flow from financing activities increased by ¥121.2 billion year-on-year to ¥98.7 billion due to an increase in short-term loans despite increased first-half dividend payouts of ¥3.4 billion and repurchases of ¥58.1 billion of treasury stock.

Owing to these factors, as well as the impact from foreign currency exchange adjustments, cash and cash equivalents increased by ¥180.1 billion to ¥542.2 billion from the end of the previous year.

Outlook

There are still some global economic uncertainties for the third quarter onward due to various geopolitical risks and the risk of an economic slowdown as a result of tightening monetary policies in response to inflation. However, the outlook for the global economy anticipates a continued recovery trend due to the normalization of markets after the lifting of movement restrictions following the COVID-19 pandemic.

In the markets in which Canon operates, demand for office MFDs is expected to continue to remain firm, thanks to strong demand for high-productivity printing as well as their reputation as key office devices. For inkjet printers, new home-use printing demand generated by the COVID-19 pandemic is expected to continue. In addition, demand for refillable ink tank models is expected to increase. For laser printers, demand is expected to recover from the second half of the year thanks to new demand generated from decentralization of offices. As for digital interchangeable-lens cameras, demand is expected to remain solid due to a recovery in travel and leisure. For network cameras, the market is expected to maintain stable growth due to continued expansion of security applications, along with the growing demand for enhancing productivity and quality at manufacturing and sales sites. In addition, the needs for downsizing and remote control in professional video production equipment are expected to continue, supported by the growing demand for online video content. As for the medical equipment market, demand is expected to remain solid despite ongoing uncertainty. For semiconductor lithography equipment, despite concerns of temporary shrinking in some memory device markets, demand for such products as power devices is expected to remain solid. Furthermore, robust demand is expected to continue as semiconductor factories are being constructed in various countries and regions from the viewpoint of economic security. For FPD lithography equipment, the market is likely to shrink due to ongoing delayed investments by panel manufacturers amid market sluggishness.

With regard to currency exchange rates on which Canon bases its performance outlook for the third quarter onwards, Canon anticipates exchange rates of ¥135.0 to the U.S. dollar and ¥145.0 to the euro, representing depreciation of approximately ¥3.0 against the U.S. dollar and depreciation of approximately ¥7.0 against the euro compared with the previous year. For the U.S. dollar and the euro, Canon expects the yen to depreciate by ¥5 compared with its previous forecast.

Upon taking into consideration of the aforementioned currency exchange rates, Canon revised its forecast upward to full-year consolidated net sales of ¥4,363.0 billion, a year-on-year increase of 8.2%; operating profit of ¥400.0 billion, a year-on-year increase of 13.2%; income before income taxes of ¥425.0 billion, a year-on-year increase of 20.6%; and net income attributable to Canon Inc. of ¥292.0 billion, a year-on-year increase of 19.7%.

Consolidated Outlook

Fiscal year	Millions of yen
	Year ending December 31, 2023		Change	Year ended December 31, 2022	Change (%)
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B - C) / C
Net sales	4,313,000	4,363,000	50,000	4,031,414	+8.2%
Operating profit	380,000	400,000	20,000	353,399	+13.2%
Income before income taxes	410,000	425,000	15,000	352,440	+20.6%
Net income attributable to Canon Inc.	285,000	292,000	7,000	243,961	+19.7%

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

II. Financial Statements

1. CONSOLIDATED BALANCE SHEETS

	Millions of yen
	As of June 30, 2023	As of December 31, 2022	Change
ASSETS
Current assets	2,445,877	2,155,914	289,963
Cash and cash equivalents	542,209	362,101	180,108
Short-term investments	3,066	10,905	(7,839)
Trade receivables	612,535	636,803	(24,268)
Inventories	898,126	808,312	89,814
Current lease receivables	154,414	137,038	17,376
Prepaid expenses and other current assets	251,686	215,990	35,696
Allowance for credit losses	(16,159)	(15,235)	(924)
Non-current assets	3,125,434	2,939,616	185,818
Noncurrent receivables	11,634	12,996	(1,362)
Investments	75,560	65,128	10,432
Property, plant and equipment, net	1,102,413	1,035,065	67,348
Operating lease right-of-use assets	122,209	117,843	4,366
Intangible assets, net	275,520	280,995	(5,475)
Goodwill	1,008,250	972,626	35,624
Noncurrent lease receivables	328,976	279,332	49,644
Other assets	204,872	179,297	25,575
Allowance for credit losses	(4,000)	(3,666)	(334)

Total assets	5,571,311	5,095,530	475,781

LIABILITIES AND EQUITY
Current liabilities	1,648,288	1,365,353	282,935
Short-term loans and current portion of long-term debt	536,739	296,384	240,355
Short-term loans related to financial services	41,600	41,200	400
Other short-term loans and current portion of long-term debt	495,139	255,184	239,955
Trade payables	360,498	355,930	4,568
Accrued income taxes	47,656	48,414	(758)
Accrued expenses	347,766	365,847	(18,081)
Current operating lease liabilities	35,870	33,281	2,589
Other current liabilities	319,759	265,497	54,262
Non-Current liabilities	377,964	381,147	(3,183)
Long-term debt, excluding current portion of long-term debt	2,432	2,417	15
Accrued pension and severance cost	189,450	189,215	235
Noncurrent operating lease liabilities	87,798	85,331	2,467
Other noncurrent liabilities	98,284	104,184	(5,900)

Total liabilities	2,026,252	1,746,500	279,752

Canon Inc. shareholders’ equity	3,301,352	3,113,105	188,247
Common stock	174,762	174,762	-
Additional paid-in capital	405,036	404,838	198
Retained earnings	3,790,085	3,729,244	60,841
Legal reserve	65,088	64,509	579
Other retained earnings	3,724,997	3,664,735	60,262
Accumulated other comprehensive income (loss)	247,829	62,623	185,206
Treasury stock, at cost	(1,316,360)	(1,258,362)	(57,998)
Noncontrolling interests	243,707	235,925	7,782

Total equity	3,545,059	3,349,030	196,029

Total liabilities and equity	5,571,311	5,095,530	475,781

	Millions of yen
	As of June 30, 2023	As of December 31, 2022
Notes:
1. Accumulated depreciation	3,065,866	2,962,228
2. Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	373,594	191,287
Net unrealized gains and losses on securities	5	(34)
Net gains and losses on derivative instruments	(940)	(428)
Pension liability adjustments	(124,830)	(128,202)

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

2. CONSOLIDATED STATEMENTS OF INCOME AND

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Consolidated statements of income

Results for the second quarter	Millions of yen
	Three months ended June 30, 2023	Three months ended June 30, 2022	Change(%)
Net sales	1,020,882	998,799	+	2.2
Cost of sales	536,111	534,761

Gross profit	484,771	464,038	+	4.5
Operating expenses:
Selling, general and administrative expenses	306,492	290,844
Research and development expenses	86,005	74,719

	392,497	365,563

Operating profit	92,274	98,475	-	6.3
Other income (deductions):
Interest and dividend income	3,158	1,017
Interest expense	(485)	(296)
Other, net	6,181	(14,000)

	8,854	(13,279)

Income before income taxes	101,128	85,196	+	18.7

Income taxes	30,768	22,231

Consolidated net income	70,360	62,965
Less: Net income attributable to noncontrolling interests	4,957	3,940

Net income attributable to Canon Inc.	65,403	59,025	+	10.8

Results for the first half	Millions of yen
	Six months ended June 30, 2023	Six months ended June 30, 2022	Change(%)
Net sales	1,992,007	1,878,149	+	6.1
Cost of sales	1,053,226	1,019,719

Gross profit	938,781	858,430	+	9.4
Operating expenses:
Selling, general and administrative expenses	599,529	537,759
Research and development expenses	162,503	146,056

	762,032	683,815

Operating profit	176,749	174,615	+	1.2
Other income (deductions):
Interest and dividend income	5,553	1,625
Interest expense	(815)	(530)
Other, net	7,175	(22,817)

	11,913	(21,722)

Income before income taxes	188,662	152,893	+	23.4

Income taxes	56,572	40,135

Consolidated net income	132,090	112,758
Less: Net income attributable to noncontrolling interests	10,277	7,758

Net income attributable to Canon Inc.	121,813	105,000	+	16.0

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Consolidated statements of comprehensive income

Results for the second quarter	Millions of yen
	Three months ended June 30, 2023	Three months ended June 30, 2022	Change(%)
Consolidated net income	70,360	62,965	+	11.7
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	152,329	153,903
Net unrealized gains and losses on securities	15	-
Net gains and losses on derivative instruments	(758)	(1,302)
Pension liability adjustments	974	(461)

	152,560	152,140

Comprehensive income (loss)	222,920	215,105	+	3.6
Less: Comprehensive income (loss) attributable to noncontrolling interests	6,285	4,042

Comprehensive income (loss) attributable to Canon Inc.	216,635	211,063	+	2.6

Results for the first half	Millions of yen
	Six months ended June 30, 2023	Six months ended June 30, 2022	Change(%)
Consolidated net income	132,090	112,758	+	17.1
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	183,924	266,031
Net unrealized gains and losses on securities	39	-
Net gains and losses on derivative instruments	(462)	(2,484)
Pension liability adjustments	3,151	(735)

	186,652	262,812

Comprehensive income (loss)	318,742	375,570	-	15.1
Less: Comprehensive income (loss) attributable to noncontrolling interests	11,723	8,792

Comprehensive income (loss) attributable to Canon Inc.	307,019	366,778	-	16.3

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

3. DETAILS OF SALES

Results for the second quarter

	Millions of yen
Sales by business unit	Three months ended June 30, 2023	Three months ended June 30, 2022	Change(%)
Printing	574,931	570,462	+	0.8
Imaging	219,238	200,897	+	9.1
Medical	126,115	118,231	+	6.7
Industrial	74,855	78,262	-	4.4
Others and Corporate	46,175	54,540	-	15.3
Eliminations	(20,432)	(23,593)		-

Total	1,020,882	998,799	+	2.2

	Millions of yen
Sales by region	Three months ended June 30, 2023	Three months ended June 30, 2022	Change(%)
Japan	210,419	205,927	+	2.2
Overseas:
Americas	321,353	329,770	-	2.6
Europe	265,764	250,988	+	5.9
Asia and Oceania	223,346	212,114	+	5.3

	810,463	792,872	+	2.2

Total	1,020,882	998,799	+	2.2

Results for the first half
	Millions of yen
Sales by business unit	Six months ended June 30, 2023	Six months ended June 30, 2022	Change(%)
Printing	1,133,084	1,077,665	+	5.1
Imaging	411,661	358,098	+	15.0
Medical	257,170	236,429	+	8.8
Industrial	136,916	146,742	-	6.7
Others and Corporate	96,615	103,312	-	6.5
Eliminations	(43,439)	(44,097)		-

Total	1,992,007	1,878,149	+	6.1

	Millions of yen
Sales by region	Six months ended June 30, 2023	Six months ended June 30, 2022	Change(%)
Japan	439,170	426,485	+	3.0
Overseas:
Americas	616,575	582,440	+	5.9
Europe	519,762	468,668	+	10.9
Asia and Oceania	416,500	400,556	+	4.0

	1,552,837	1,451,664	+	7.0

Total	1,992,007	1,878,149	+	6.1

*

Based on the realignment of Canon’s internal management structure, from the fourth quarter ended December 31, 2022, Canon has changed the name and structure of segments from Industrial and Others Business Unit and Corporate and eliminations to Industrial Business Unit, Others and Corporate and Eliminations. Also, a certain business, which was previously included in Others, has been presented within the Printing Business Unit from the beginning of the first quarter of 2023. Operating results for the three and six months ended June 30, 2022 have also been reclassified.

Notes:	1. The primary products included in each of the segments are as follows:
Printing Business Unit :

Office multifunction devices (MFDs) / Document solutions / Laser multifunction printers (MFPs) /

Laser printers / Inkjet printers / Image scanners / Calculators / Digital continuous feed presses /

Digital sheet-fed presses / Large format printers

Imaging Business Unit :

Interchangeable-lens digital cameras / Interchangeable lenses / Digital compact cameras / Compact photo printers /

MR Systems / Network cameras / Video management software / Video content analytics software /

Digital camcorders / Digital cinema cameras / Broadcast equipment / Projectors

Medical Business Unit :

Computed tomography (CT) systems / Diagnostic ultrasound systems / Diagnostic X-ray systems /

Magnetic resonance imaging (MRI) systems / Clinical chemistry analyzers / Digital radiography systems / Ophthalmic equipment

Industrial Business Unit :
Semiconductor lithography equipment / FPD (Flat panel display) lithography equipment / OLED Display Manufacturing Equipment / Vacuum thin-film deposition equipment / Die bonders
Others :
Handy terminals / Document scanners

2. The principal countries and regions included in each regional category are as follows:

Americas: United States of America, Canada, Latin America

Europe: United Kingdom, Germany, France, Netherlands, European countries, Middle East and Africa

Asia and Oceania: China, Asian countries, Australia

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

4. CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	Six months ended June 30, 2023	Six months ended June 30, 2022
Cash flows from operating activities:
Consolidated net income	132,090	112,758
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	111,196	111,102
Loss (gain) on disposal of fixed assets	2,488	(12,594)
Deferred income taxes	(4,931)	(4,023)
Decrease in trade receivables	62,621	5,356
Increase in inventories	(38,614)	(81,678)
Increase in lease receivables	(30,563)	(4,286)
(Decrease) increase in trade payables	(6,116)	52,265
Decrease in accrued income taxes	(2,341)	(15,474)
Decrease in accrued expenses	(40,608)	(13,769)
Decrease in accrued pension and severance cost	(15,175)	(19,959)
Other, net	(15,990)	(1,119)

Net cash provided by operating activities	154,057	128,579
Cash flows from investing activities:
Purchases of fixed assets	(90,685)	(87,649)
Proceeds from sale of fixed assets	2,208	14,197
Proceeds from maturity of held to maturity securities	-	2,151
Purchases of securities	(294)	(10,774)
Proceeds from sale and maturity of securities	8,735	1,628
Acquisitions of businesses, net of cash acquired	(14,525)	(3,258)
Other, net	192	310

Net cash used in investing activities	(94,369)	(83,395)
Cash flows from financing activities:
Repayments of long-term debt	(1,022)	(914)
Increase in short-term loans related to financial services, net	400	1,000
Increase in other short-term loans, net	234,219	87,859
Dividends paid	(60,931)	(57,517)
Repurchases and reissuance of treasury stock, net	(58,100)	(50,008)
Other, net	(15,891)	(2,929)

Net cash provided by (used in) financing activities	98,675	(22,509)
Effect of exchange rate changes on cash and cash equivalents	21,745	30,252

Net change in cash and cash equivalents	180,108	52,927
Cash and cash equivalents at beginning of period	362,101	401,395

Cash and cash equivalents at end of period	542,209	454,322

*	Certain items in the consolidated statements of cash flows for the six months ended June 30, 2022, have been reclassified to conform to the current year’s presentation.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

5. NOTE FOR GOING CONCERN ASSUMPTION

Not applicable.

6. NOTE ON SIGNIFICANT CHANGES IN CANON INC. SHAREHOLDERS’ EQUITY

None.

7. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

8. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUBSEQUENT EVENT

On July 3, 2023, Canon borrowed ¥32 billion under its existing overdraft facilities with Mizuho Bank, Ltd. and MUFG Bank, Ltd. for required operating funds. The overdraft facilities bear interest at a rate equal to a base rate plus a spread.

On July 3, 2023, Canon Medical Systems Corporation, a subsidiary of the Company, acquired 100% of the issued shares of Minaris Medical Co., Ltd. and Minaris Medical America, Inc., (hereinafter referred to collectively as “Minaris Medical”) from Resonac Corporation. In the medical business, Canon is working to strengthen our core business of diagnostic imaging systems, while also working to expand into areas such as healthcare IT and in vitro diagnostics. This acquisition will allow synergy between Minaris Medical’s diverse solutions in the in-vitro diagnostics business and Canon’s technologies in the fields of automated biochemical analyzers, diagnostic imaging, and healthcare IT. By leveraging this synergy, Canon will be able to provide added value to meet the demands of the market. Further information related to the accounting for this business combination has not been disclosed, because none of the activities required to complete the initial accounting for this acquisition have been completed as of the announcement date of the second quarter of 2023 consolidated results.